UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Further to the relevant information disclosed by BBVA to the markets on February 1, 2013, and after the necessary approvals having been obtained, BBVA announces that it has completed the sale of the entirety of its approximately 64.3% interest in Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida” or the “Company”) to subsidiaries of MetLife, Inc.

The total amount in cash received by BBVA in connection with the sale of its approximately 64.3% interest in the Company is approximately 1,540 million U.S. dollars (“USD”), taking into account the purchase price amounting to roughly 1,310 million USD as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly 230 million USD1. The capital gain net of taxes arising from the transaction amounts to approximately € 500 million.

Madrid, October 2, 2013

[1]	An exchange rate of 1 USD = 504.93 Chilean Pesos (CLP) as of September 30, 2013 has been considered for the dividends paid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 2, 2013	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Management Director – M&A